UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St.,

Modi’in,

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

On August 30, 2021, Vascular Biogenics Ltd. (“VBL”) issued the following press release announcing the U.S. Food and Drug Administration Chemistry, Manufacturing and Controls Group has authorized new batches of VB-111 produced in VBL’s Modiin, Israel facility for use in clinical studies in the United States. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File Nos. 333-251821 and 333-238834), filed with the Securities and Exchange Commission on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits.

Exhibit Number	Description
99.1	Press Release Dated August 30, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: August 30, 2021	By:	/s/ Dror Harats
Dror Harats
Chief Executive Officer